July 28, 2005

Via Facsimile (925) 871-4046 and U.S. Mail

Chip Patterson, Esq.
Senior Vice President and General Counsel
MacKenzie Patterson Fuller, Inc.
1640 School Street
Moraga, CA  94556

RE:	Angeles Partners XII
Amended Schedule TO-T filed July 25, 2005 by MPF Income Fund 22,
LLC;
MPF-NY 2005, LLC; Moraga Gold, LLC; Sutter Opportunity Fund 3,
LLC;
MPF DeWaay Fund 2, LLC; MPF Flagship Fund 10, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A,
LLC; MPF Acquisition Co. 3, LLC; MPF Income Fund 21, LLC; MPF
DeWaay
Fund 3, LLC; MPF DeWaay Fund 4, LLC; MPF Flagship Fund 9, LLC; MPF DeWaay Premier Fund 2, LLC; MP Value Fund 8, LLC; MPF Special Fund 7,
LLC; MacKenzie Patterson Special Fund 5, LLC; MP Income Fund 20,
LLC;
and MP Value Fund 6, LLC; MacKenzie Patterson Fuller, Inc.; and
C.E.
Patterson
      File No. 005-50745

Dear Mr. Patterson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Schedule TO-T
1. Refer to previous comment 1. We have reviewed the argument you submitted in support of your position that your summary notice has been adequately disseminated pursuant to Rule 14d-4(a) of the Exchange Act. Based on the facts and circumstances presented by your offer, we cannot approve or disapprove of the specific method you have chosen to satisfy your adequate publication requirement. Please note, however, that all persons who are by statute and rule responsible for the adequacy and accuracy of the Schedule TO-T also remain accountable for ensuring compliance with the publication requirements set forth in Rule 14d-4(a).

Offer to Purchase

Cover Page - Page 1
2. We reissue the second sentence of comment 4, in which we sought revised disclosure. In addition, tell us the capacity in which the depository has already signed letters of transmittal prior to the expiration of the offer. Has the depository accepted tendered securities on your behalf prior to the expiration of the offer?

Summary Term Sheet

Will the partnership continue as a public company?, Page 5
3. We reissue comment 5. You should describe the material "other protections" to which we referred in our previous comment in the offering document.

Introduction - Establishment of the Offer Price, page 8
4. Please revise the offer as requested in clause (ii) of comment
6.

Acceptance for payment, page 11
5. We reissue comment 7. Please provide or further explain the "SEC guidance" that you refer to in your response. Alternatively, revise the offer as requested in our initial comment.

Extension of Tender Period; Termination; Amendment, page 14
6. We reissue comment 8. The number of business days that must remain in an offer at the time a material or other change is disseminated is determined from the date of dissemination of the revised information. See Rule 14d-4(d)(1).

Future Plans, page 18
7. We note your response to comment 9. Revise the offer to clarify the actions being undertaken by the partnership as discussed in your response. The term liquidation implies that the partnership has characterized its sale of properties as a liquidation or expressed its intent to sell all of its properties and subsequently distribute the proceeds to its security holders and terminate the partnership

Conditions to the Offer, page 18
8. We reissue comment 11. Revise the offer to purchase to disclose your supplemental response to the comment and to clarify whether you are currently aware of any such required approvals or authorizations.
If so, explain the required approvals and/or authorizations.

Closing Information

      Please amend your filing promptly to comply with our comments.
If you do not agree with a comment, please tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to unit holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information. Depending upon your response to these comments, a supplement may need to be sent to unit holders.

      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.


								Sincerely,



								Daniel F. Duchovny
								Attorney-Advisor
								Office of Mergers &
Acquisitions

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Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.
July 28, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE